                                 October 2, 2000

Employees and Shareholders:

I am pleased to announce that we have signed an agreement and plan of merger to become part of Plexus Corporation (NASDAQ: PLXS, www.plexus.com), a very highly regarded, leading, electronic service company.

While it was no secret that there were numerous companies interested in e2E for our talent, infrastructure, processes, and customer base, Plexus was the best fit. After meeting and talking with the management of Plexus, and doing a little research of your own, I know that you will agree. Plexus shares our commitment to making work a positive and enjoyable experience for all employees. They believe in our market strategy and in the importance of having design and engineering as a KEY component to their business model. They say it best themselves with one of their key marketing points:

"Product realization consists of taking a product idea through the entire development process, including manufacturing. For a complex electronic product, this requires many capabilities.

In order for a cost-competitive product to be developed as swiftly as possible, these capabilities need to be fully integrated. Concurrent product design methodologies, including test design, and a smooth hand-off to manufacturing are essential elements in getting a world-class product into the marketplace quickly.

PLEXUS IS THE ELECTRONIC INDUSTRY'S LEADING PRODUCT REALIZATION SERVICES COMPANY. Plexus possesses all of the capabilities required to realize products for its customers. A customer can come to Plexus with only a product concept, and Plexus can turn that concept into a market leading product".

All of senior management at e2E, from Ron Mosher to Lou & Lauren Primmer, from Scott Davis to Kristen Sandfort, and from Derek Laidlaw to Yaron Rom, are excited and pleased with the opportunities that this transaction will bring. There is no doubt in our minds that you will be just as enthused as we are with Plexus.

In the future, all shareholders of e2E will receive a significant amount of information about Plexus and the transaction. As a shareholder, you will have the opportunity to state your opinion to e2E's board of directors for or against this transaction with Plexus.

Plexus wishes to demonstrate its commitment to e2E and welcome all of us to its team. Selected senior management of Plexus will accompany me to Nashua, Texas, Hillsboro, Scotland, and Israel to give a presentation on the company, answer any questions, and personally say hello.

DETAILS AND QUESTIONS - Page 2 of this document details more of the issues & time-line associated with the Transaction.

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E2E CORPORATION
TRANSACTION ANNOUNCEMENT
PAGE 2



VISIT TIMING:

         DATE             LOCATION             TIME                       COMMENTS
         --------------------------------------------------------------------------------------------
Israel and Scotland: Call to Location Management - discussion of events
         October 3, 2000   Nashua           9:00am EDT                 Scotland & Israel Call
                                                                       (2:00 Scotland, 4:00 Israel)
Eastern Division: Presentation - all employees
         October 3, 2000   Nashua           11:00am EDT                Calgary, PA, FL via call

Central Division: Presentation - all employees
         October 4, 2000   Dallas           10:00am CDT                Phoenix via call

Western Region: Presentation - all employees
         October 5, 2000   Portland         10:00am PDT               San Diego, Seattle via call

Israel and Scotland: Visits - all employees
         October 10, 2000  Tel Aviv         10:00am                   Presentation, Questions, Plan
         October 12, 2000  Edinburgh        10:00am                   Presentation, Questions, Plan

TRANSACTION DETAILS:
Net Purchase Price                  $20,550,000

Number of e2E Shares                  2,310,000

Price per e2E share                 $8.90 per share in Plexus stock valued at
                                    closing bid price for previous 10 trading days

                                    For example: if Plexus stock was trading @
                                    $76.50/share Each e2E shareholder would get
                                    1 Plexus share for 8.6 e2E shares. 15% of those shares will be placed in escrow.

Estimated Close                     11/30/00

RESTRICTIONS ON SALE:               Incentive and Founders stock plans will
become fully vested upon change of control (close date). Except for the escrow, there are no other formal restrictions except in the case of affiliates (Bergeron, Thale, and Robert Praegitzer), who each have formal restrictions through at least the end of January 2001. All shareholders will be subject to a 15% escrow of shares for one year - in other words, 15% of your shares will be held back by Plexus should something be materially wrong with e2E (we'll discuss this more in depth later).

While your stock is liquid at the close of the transaction, you should expect normal delays in stock certificate transfers and issuances, ie: it is just like you are buying the PLXS shares, except that you work for the company and have certain confidentiality standards, trading black out periods, etc.


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E2E CORPORATION
TRANSACTION ANNOUNCEMENT
PAGE 3

ADDITIONAL INFORMATION: Plexus plans to file a Registration Statement on SEC Form S-4 in connection with the merger and e2E expects to mail a Proxy Statement/Prospectus to its shareholders containing information about the merger. Shareholders are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and Proxy Statement/Prospectus will contain important information about Plexus, e2E, the merger and related matters. Shareholders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http/www.sec.gov. In addition to the Registration Statement and Proxy Statement/Prospectus, Plexus files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Plexus at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549 or the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Plexus' filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http/www.sec.gov. e2E, its directors, executive officers and certain members of management and employees may be soliciting proxies from e2E's shareholders in favor of the adoption of the merger agreement. A description of any interests that e2E's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.